Exhibit 4.1

DESCRIPTION OF SECURITIES

General

The authorized capital stock of Asset Entities Inc. (“we,” “us,” “our,” the “Company,” “Asset Entities,” and “our company”) currently consists of 250,000,000 shares, consisting of (i) 200,000,000 shares of common stock, par value $0.0001 per share, of which 10,000,000 shares are designated Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), and 190,000,000 shares are designated as Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”); and (ii) 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share.

The following description summarizes important terms of the classes of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and our bylaws which have been filed as Exhibits 3.1 and 3.2 to the Annual Report on Form 10-K to which this Exhibit 4.1 is attached (the “Annual Report”).

As of March 29, 2024, there were 7,532,029 shares of Class A Common Stock, 6,892,381 shares of Class B Common Stock and no shares of preferred stock issued and outstanding.

Common Stock

The holders of Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held of record and the holders of Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock held of record on all matters submitted to a vote of the shareholders. A share of Class A Common Stock may be voluntarily converted into a share of Class B Common Stock. A transfer of a share of Class A Common Stock will result in its automatic conversion into a share of Class B Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Class A Common Stock to another holder of Class A Common Stock will not result in such automatic conversion. Class B Common Stock is not convertible. Other than as to voting and conversion rights, the Company’s Class A Common Stock and Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

Under our articles of incorporation and bylaws, any corporate action to be taken by vote of shareholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Shareholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our articles of incorporation authorize our Board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Representative’s Warrants

Pursuant to the underwriting agreement, dated February 2, 2023 (the “Underwriting Agreement”), between the Company and Boustead Securities, LLC, as the representative of the underwriters in our initial public offering (“Boustead”), on February 7, 2023, which was the commencement date of sales in our initial public offering, we issued a warrant to purchase 105,000 shares of common stock to Boustead. The warrant is exercisable upon issuance, has a cashless exercise provision and will terminate on the fifth anniversary of the date of issuance. The warrant is not exercisable or convertible for more than five years from the commencement date of sales in our initial public offering. The warrant also provides for customary anti-dilution provisions and immediate “piggyback” registration rights with respect to the registration of the shares of common stock underlying the warrant for a period not to exceed five years from the commencement of sales in the initial public offering. We registered the warrant and the shares underlying the warrant in the initial public offering. A copy of the warrant is filed as Exhibit 4.5 to the Annual Report, and the description above is qualified in its entirety by reference to such exhibit.

The warrant and the underlying shares may be deemed to be compensation by the Financial Industry Regulatory Authority, Inc. (“FINRA”), and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the warrant nor any of our shares of common stock issued upon exercise of the warrant may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement date of sales in the initial public offering, subject to certain exceptions. The warrant: (i) fully complies with lock-up restrictions pursuant to FINRA Rule 5110(e)(1); and (ii) fully complies with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

Placement Agent’s Warrants

On June 9, 2022, October 7, 2022, and October 21, 2022, we conducted private placements of shares of Class B Common Stock and entered into certain subscription agreements with a number of investors. Pursuant to the agreements, we issued 750,000 shares of Class B Common Stock at $1.00 per share for a total of $750,000. The shares were subject to certain lockup provisions until 365 days after the commencement of trading of our Class B Common Stock, subject to certain exceptions. However, these lockup provisions were fully waived. If the Company’s common stock had not been listed on a national securities exchange on or before the first anniversary of the final closing of the private placement, then all of the private placement investors would have been entitled to receive one additional share for each share originally purchased. Boustead, the representative of the underwriters in our initial public offering, acted as placement agent in each private placement. Pursuant to our engagement letter agreement with Boustead, dated November 29, 2021 (the “Boustead Engagement Letter”), in addition to payments of a success fee of $52,500, or 7% of the total purchase price of the shares sold in the private placements, and a non-accountable expense allowance of $7,500, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead five-year warrants to purchase up to 52,500 shares of Class B Common Stock in aggregate, exercisable on a cashless basis, with an exercise price of $6.25 per share, subject to adjustment.

The warrants also provide that if the Company declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of common stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of the warrants, then, in each such case, the holder shall be entitled to participate in such Distribution to the same extent that the holder would have participated therein if the holder had held the number of shares of common stock acquirable upon a complete exercise of the warrant (without regard to any limitations on exercise hereof) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of common stock are to be determined for the participation in such Distribution. Notwithstanding the Boustead Engagement Letter, the warrants do not contain piggyback registration rights and do not contain anti-dilution provisions for future stock issuances, etc., at a price or at prices below the exercise price per share, or provide for automatic exercise immediately prior to expiration. A copy of each warrant issued to Boustead as partial compensation for each of the above private placements, dated June 9, 2022, October 7, 2022, and October 21, 2022 is attached to the Annual Report as Exhibit 4.2, Exhibit 4.3, and Exhibit 4.4, respectively, and the description above is qualified in its entirety by reference to each such exhibit.

The warrants and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the warrants nor any of our shares of common stock issued upon exercise of the warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement date of sales in this offering, subject to certain exceptions. In addition, the foregoing warrants may not be exercised more than five years from the date of commencement of sales in our initial public offering.

On October 4, 2023, the Company sold 263,410 shares of Class B Common Stock (the “Triton Shares”) to Triton Funds LP, a Delaware limited partnership (“Triton Funds”), pursuant to an amended and restated closing agreement, dated as of August 1, 2023 (the “Amended and Restated Closing Agreement”), as amended pursuant to an amendment on September 27, 2023. In connection with the Amended and Restated Closing Agreement, pursuant to the Boustead Engagement Letter and the Underwriting Agreement, the Company paid Boustead a fee of $4,975.85, equal to 7% of the aggregate purchase price, and non-accountable expense allowance of $710.84, equal to 1% of the aggregate purchase price for the Triton Shares. In addition, the Company issued a warrant to Boustead for the purchase of 18,439 shares of Class B Common Stock, equal to 7% of the number of the Triton Shares, with an exercise price of $0.26894 per share, equal to the purchase price per share of the Triton Shares. A copy of the warrant issued to Boustead as partial compensation for the above transaction is attached to the Annual Report as Exhibit 4.8 and the description above is qualified in its entirety by reference to such exhibit.

On March 27, 2024, the Company delivered a Closing Notice to Triton (the “Second Closing Notice”) for the purchase of 621,590 shares of Class B Common Stock (the “Second Triton Shares”), which was the amount of shares of Class B Common Stock remaining under the registration statement. The price of each of the Second Triton Shares is required to be set at 85% of the lowest daily volume-weighted average price of the Class B Common Stock during the five business days prior to the closing of the purchase of the Second Triton Shares (the “Second Triton Closing”). The Second Triton Closing is required to occur within five business days after the delivery of the Second Closing Notice. In connection with the Second Triton Closing, pursuant to the Boustead Engagement Letter and the Underwriting Agreement, the Company will pay Boustead a fee equal to 7% of the aggregate purchase price and a non-accountable expense allowance equal to 1% of the aggregate purchase price for the Second Triton Shares. In addition, the Company will issue a Tail Warrant to Boustead for the purchase of 43,511 shares of Class B Common Stock, equal to 7% of the number of the Second Triton Shares, with an exercise price equal to the purchase price per share of the Second Triton Shares.

Triton Pre-Funded Warrants

In connection with any sale under the Amended A&R Closing Agreement (as defined in Item 5. “Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Recent Sales of Unregistered Securities” of the Annual Report), the Amended A&R Closing Agreement further provides for the issuance of Triton Pre-Funded Warrants (as defined in Item 5. “Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Recent Sales of Unregistered Securities” of the Annual Report) in lieu of issuance of some or all the Triton Shares (as defined in Item 5. “Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Recent Sales of Unregistered Securities” of the Annual Report), with an exercise price of $0.01 per share and with no expiration date, if, in the sole discretion of Triton (as defined in Item 5. “Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Recent Sales of Unregistered Securities” of the Annual Report), it would otherwise exceed the Beneficial Ownership Limitation (as defined in Item 5. “Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Recent Sales of Unregistered Securities” of the Annual Report), or otherwise upon Triton’s election. Accordingly, this offering also relates to the Triton Shares that will be issuable upon exercise of the Triton Pre-Funded Warrants. For each of the Triton Shares that Triton elects to be issuable pursuant to the Triton Pre-Funded Warrants, the number of Triton Shares that we will issue to Triton at the time of any sale of the Triton Securities (as defined in Item 5. “Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Recent Sales of Unregistered Securities” of the Annual Report) will be decreased on a one-for-one basis.

The following summary of certain terms and provisions of the Triton Pre-Funded Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the form of Triton Pre-Funded Warrants, which is filed as an exhibit to this Annual Report. Prospective investors should carefully review the terms and provisions set forth in the form of Triton Pre-Funded Warrants.

Exercisability. The Triton Pre-Funded Warrants will be exercisable at any time after their original issuance until they are exercised in full. The Triton Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the Triton Pre-Funded Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of Class B Common Stock purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the Triton Pre-Funded Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Triton Pre-Funded Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Class B Common Stock determined according to the formula set forth in the Triton Pre-Funded Warrants. No fractional shares of Class B Common Stock will be issued in connection with the exercise of the Triton Pre-Funded Warrants. In lieu of fractional shares, the number of common shares issuable upon exercise will be rounded up to the next whole share.

Exercise Limitation. A holder will not have the right to exercise any portion of the Triton Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of Class B Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Triton Pre-Funded Warrants.

Exercise Price. The exercise price for the Triton Pre-Funded Warrants is $0.01 per share. The exercise price and number of shares of Class B Common Stock issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Class B Common Stock.

Transferability. Subject to applicable laws, the Triton Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to apply for the listing of the Triton Pre-Funded Warrants on any stock exchange.

Rights as a Stockholder. Except as otherwise provided in the Triton Pre-Funded Warrants or by virtue of such holder’s ownership of our common stock, the holder of Triton Pre-Funded Warrants does not have the rights or privileges of a holder of shares of our Class B Common Stock, including any voting rights, until the holder exercises the Triton Pre-Funded Warrants.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Triton Pre-Funded Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our Class B Common Stock, the merger or consolidation of the Company with or into another company, sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Class B Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holder of the Triton Pre-Funded Warrants will be entitled to receive upon exercise of the Triton Pre-Funded Warrants the kind and amount of securities, cash or other property that the holder would have received had the holder exercised the Triton Pre-Funded Warrants immediately prior to such fundamental transaction.

Governing Law. The Triton Pre-Funded Warrants will be governed by Nevada law.

Tail Warrants

In connection with the Amended A&R Closing Agreement, pursuant to the Boustead Engagement Letter (as defined in Item 1. “Business – Corporate Structure and History – Private Placements of Class B Common Stock” of the Annual Report) and the Underwriting Agreement (as defined in Item 1. “Business – Corporate Structure and History – Initial Public Offering and Underwriting Agreement” of the Annual Report), if we receive payment for the Triton Securities, the Company will be required to issue Boustead the Tail Warrants (as defined in Item 5. “Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Recent Sales of Unregistered Securities” of the Annual Report). Any Tail Warrant issued with respect to the Triton Shares issued at the time of the issuance of the Triton Securities will be exercisable for a number of shares of Class B Common Stock equal to 7% of the number of such Triton Shares and have an exercise price equal to the price per share for such Triton Shares. Any Tail Warrant issued with respect to the issuance of the Triton Pre-Funded Warrants will be exercisable for a number of shares of Class B Common Stock equal to 7% of the number of the Triton Shares issuable under the Triton Pre-Funded Warrants and have an exercise price equal to $0.01 per share. The Tail Warrants will be exercisable for a period of five years and contain cashless exercise provisions.

The Tail Warrants will be exercisable for a period of five years and contain cashless exercise provisions. The Tail Warrants will provide that if the Company declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of common stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of the Tail Warrants, then, in each such case, the holder shall be entitled to participate in such Distribution to the same extent that the holder would have participated therein if the holder had held the number of shares of common stock acquirable upon a complete exercise of the Tail Warrants (without regard to any limitations on exercise hereof) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of common stock are to be determined for the participation in such Distribution. Notwithstanding the Boustead Engagement Letter, the Tail Warrants will not contain piggyback registration rights and will not contain anti-dilution provisions for future stock issuances, etc., at a price or at prices below the exercise price per share, or provide for automatic exercise immediately prior to expiration. The Tail Warrants and the underlying shares may be deemed to be compensation by the Financial Industry Regulatory Authority, Inc. (“FINRA”), and may be subject to limits on exercise under FINRA rules.

Equity Incentive Plan Restricted Shares

On May 2, 2022, we adopted the Asset Entities Inc. 2022 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to grant restricted stock and stock options to our officers, employees, directors, advisors and consultants. The maximum number of shares of Class B Common Stock that may be issued pursuant to awards granted under the Plan is 2,750,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the 2022 Plan. The Plan expires on May 2, 2032. For further information, please see “Item 11. Executive Compensation – 2022 Equity Incentive Plan” of the Annual Report.

On February 6, 2023, we filed a Registration Statement on Form S-8 to register shares of Class B Common Stock issuable to certain of our employees, consultants and directors pursuant to the Plan. On February 7, 2023, we then granted a total of 1,411,000 restricted shares of Class B Common Stock under the Plan to the directors and officers of the Company, which are subject to certain vesting conditions.

On June 8, 2023, we granted 100,000 restricted shares of Class B Common Stock under the Plan to a consultant of the Company, which are subject to certain vesting conditions. These shares were issued by our transfer agent on March 6, 2024.

On November 10, 2023, we granted a total of 300,000 restricted shares of Class B Common Stock under the Plan to employees and an officer of the Company, which are subject to certain vesting conditions. These shares were issued by our transfer agent on January 22, 2024.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Dual Class Structure

Under our articles of incorporation, we are authorized to issue two classes of common stock, Class A Common Stock and Class B Common Stock, and any number of classes of preferred stock. Class A Common Stock is entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class B Common Stock is entitled to one vote on any such matter. A share of Class A Common Stock may be voluntarily converted into a share of Class B Common Stock. A transfer of a share of Class A Common Stock will result in its automatic conversion into a share of Class B Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Class A Common Stock to another holder of Class A Common Stock will not result in such automatic conversion. Class B Common Stock is not convertible. Other than as to voting and conversion rights, the Company’s Class A Common Stock and Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

In our initial public offering, we offered and sold shares of Class B Common Stock to public investors (see Item 1. “Business – Corporate Structure and History – Initial Public Offering” below). AEH owns all of the 7,532,029 shares of our outstanding Class A Common Stock, which amounts to 75,320,290 votes. The shares of Class A Common Stock held by AEH are controlled by its officers and board of managers, all of whom are also some of our officers and directors. Following the initial public offering and as of March 29, 2024, there are 6,892,381 shares of Class B Common Stock issued and outstanding, 1,547,565 of which are held by officers and directors as a result of (i) grants of restricted stock under the Plan pursuant to such officers and directors’ employment or consulting agreements and (ii) the conversion of shares of Class A Common Stock into shares of Class B Common Stock upon transfer of such shares to such officers and directors as the former indirect beneficial owners of such shares. Stockholders that are not officers and directors therefore currently own 5,344,816 shares of Class B Common Stock, representing approximately 6.5% of total voting power. Combining their control of AEH’s shares of Class A Common Stock and their Class B Common Stock, our officers and directors collectively maintain controlling voting power in the Company based on having approximately 93.5% of all voting rights. This concentrated control may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

Nevada Anti-Takeover Statutes

Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (Nevada Revised Statutes 78.411 - 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the Company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote for the election of directors, and except as provided by Nevada law, our Board of Directors shall have the power to adopt, amend or repeal the bylaws by a vote of not less than a majority of our directors. Any bylaw provision adopted by the Board of Directors may be amended or repealed by the holders of a majority of the outstanding shares of capital stock entitled to vote for the election of directors. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the Board of Directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a shareholder from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with its own nominees.

Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the Board of Directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although our bylaws do not give the Board of Directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our Board of Directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the Company by means of a proxy context, tender offer, merger or other transaction since our Board of Directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 50,000,000 shares of preferred stock, none of which are currently designated or outstanding. However, the Board acting alone and without approval of our stockholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters, our Board of Directors can amend our bylaws and we can, with the approval of our stockholders, amend our articles of incorporation to provide for such a super-majority voting provision.

Cumulative Voting

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few shareholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other shareholders to replace our Board of Directors or for a third party to obtain control of our company by replacing its Board of Directors.

Listing

Our Class B Common Stock is listed and traded under the symbols “ASST” on the Nasdaq Capital Market tier of The Nasdaq Stock Market LLC.

Transfer Agent and Registrar

We have appointed VStock Transfer, LLC, 8 Lafayette Place, Woodmere, NY 11598, telephone 212-828-8436, as the transfer agent for our common stock.